Exhibit 99.1

Amaya Reports Second Quarter 2015 Results

MONTREAL, Canada, August 13, 2015 – Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA; NASDAQ: AYA) today reported its financial results for the three and six-month periods ended June 30, 2015. Unless otherwise noted, all references to “$” and “CAD” are to the Canadian dollar, “US$” and “USD” are to the U.S. dollar and “€” and “EUR” are to the Euro.

“This was another exciting quarter for Amaya,” said David Baazov, Amaya’s Chairman and CEO. “Our core poker business remains strong and our customers have embraced our expansion into non-poker offerings.

“We’ve completed our transition to a pure B2C technology company having finalized the divestiture of our B2B businesses,” added Baazov. “We substantially reduced our leverage and improved our financial condition. Since the acquisition of our B2C business, we’ve repaid approximately US$529 million of our long-term debt, thereby eliminating an estimated US$62 million of related interest expense.”

Key Q2 2015 Financial Highlights

•	Revenues grew 10% to approximately $320 million as compared to pro-forma[1] revenues for Q2 2014[2] of approximately $289 million.

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Revenues grew approximately 24% on a constant currency basis[3] and normalizing[4] the impact of approximately $6 million in value added taxes (“VAT”) charged in 2015 (but not in 2014) in certain European Union jurisdictions, including Germany and France. On the same basis, poker grew approximately 11%, partially attributable to an increase in real-money unique players and depositors on PokerStars.

¡	Online casino comprised approximately 11% of revenues, with the remainder almost entirely from poker.

•	Adjusted EBITDA[5] grew 24% to $138 million, or 43.5% of revenues, as compared to pro-forma Adjusted EBITDA for Q2 2014 of approximately $112 million, or 38.5% of revenues.

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Adjusted EBITDA year-over-year margin expansion was driven primarily by the increase in high margin revenue streams, including online casino, despite a material decline in the value of global currencies as against the USD and the introduction of new gaming duties and VAT (totaling approximately $10 million) not in effect during Q2 2014.

•	Adjusted Net Earnings grew 43% to $86 million as compared to pro-forma Adjusted Net Earnings for Q2 2014 of approximately $60 million.

•	Adjusted Net Earnings per Diluted Share[6] grew 43% to $0.43 as compared to pro-forma Adjusted Earnings per Diluted Share[7] for Q2 2014 of approximately $0.30.

1 Assumes that the acquisition of Amaya’s B2C business occurred as of the first day of such financial period. All figures in this release are unaudited.

2 Amaya acquired its B2C business on August 1, 2014, therefore its results for the three and six-month periods ended June 30, 2014 are not included in Amaya’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2015 (the “Q2 Financials”), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

3 For each jurisdiction in which the Corporation’s B2C business operates, 2015 dollar figures are adjusted to their 2014 constant currency equivalent by using a factor that is derived from the percentage change in the exchange rate of the applicable jurisdiction’s currency relative to USD during the comparative period. The sum of each such equivalent is then compared to IFRS figures for the applicable comparative financial period in 2014. During the quarter, the Corporation estimates the decline in purchasing power of our consumer base was a result of an average 19% decline in the value of its customers’ local currencies relative to USD, which was partially offset by the translation into its CAD reporting currency.

4 Normalizing as defined by the Corporation means adding back the particular dollar amount at issue to the referenced financial measure.

5 Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA is a non-IFRS and non-U.S. GAAP measure. Reconciliation to net income from continuing operations is included in this release.

6 Adjusted Net Earnings (Loss) as defined by the Corporation means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (Loss) per Diluted Share as defined by the Corporation means Adjusted Net Earnings (Loss) divided by Diluted Shares. Diluted Shares as defined by the Corporation means the Corporation’s common shares on a fully diluted basis including options, warrants and convertible preferred shares using the treasury method of accounting (assumes proceeds from in-the-money options and warrants are used to repurchase common shares). Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Diluted Share are non-IFRS and non-U.S. GAAP measures. Reconciliation to net income from continuing operations is included in this release.

7 Assumes that each of current income taxes, depreciation and amortization (net of amortization of purchase price allocation intangibles), and interest (net of interest accretion) in Q2 2015 was the same as in Q2 2014.

Financial Summary for Q2 and YTD 2015 and 20148

	Three Months Ended June 30,		Six Months Ended June 30,

$000’s except percentages and per share figures	2015	2014	2015	2014

Revenues	319,646	289,302	656,871	624,669

Adjusted EBITDA	138,174	111,755	279,474	247,982

Adjusted Net Earnings	86,074	59,655	170,371	138,879

Adjusted Net Earnings per Diluted Share	$0.43	$0.30	$0.85	$0.69

Key Q2 2015 Operational Highlights

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The Corporation’s B2C business added an aggregate of 1.9 million customer registrations during the quarter, with registered customers totalling more than 95 million as of June 30, 2015. Approximately 5.7 million of such total registered customers were active[9] during the quarter.

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The aggregate number of unique[10] customers who played a real money online offering during the quarter was approximately 2.3 million, of which approximately 95% played on PokerStars, in line with Q2 2014.

•	Gross deposits increased approximately 4% on a constant currency basis, including approximately 7% on PokerStars.

Key Q2 2015 and Subsequent Corporate and Other Financial Highlights

•

Since the acquisition of its B2C business on August 1, 2014, Amaya repaid approximately US$529 million of long-term debt, reducing total long-term debt from approximately US$3.134 billion to approximately US$2.605 billion.

•	All previously announced B2B business divestitures were completed as of July 31, 2015 and the majority of the net proceeds were used to help repay debt and repurchase common shares.

¡	Approximately US$344 million of such proceeds were used to repay outstanding long-term debt during the quarter.
¡	Approximately $35.6 million of such proceeds were used to repurchase and cancel 1.1 million common shares pursuant to the Corporation’s TSX-approved normal course issuer bid.

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The previously announced refinancing was completed on August 12, 2015 (the “Refinancing”), including the repayment of approximately US$590 million of the Corporation’s USD second lien term loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately US$315 million increase of its existing USD first lien term loan, approximately €92 million increase of its existing EUR first lien term loan and approximately US$195 million in cash.

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As a result of the Refinancing and the repayment of debt since the acquisition of its B2C business, Amaya expects that its annual interest expense will reduce by approximately US$62 million, of which approximately US$26.2 million is related to the Refinancing, thereby strengthening its cash flow generation, liquidity and leverage profile.

2015 Full Year Financial Guidance

Amaya is reaffirming its previously announced 2015 full-year financial guidance provided in its earnings release on May 14, 2015 for the quarter ended March 31, 2015, with no changes to the ranges provided nor any material changes to the assumptions used to determine such guidance, except for the expected impact of approximately four and a half months’ interest savings as a result of the Refinancing.

Financial Statements, Management’s Discussion and Analysis and Additional Information

Amaya’s unaudited interim condensed consolidated financial statements, notes thereto and Management’s Discussion and Analysis for the three and six-month periods, as applicable, ended June 30, 2015, will be available on SEDAR at www.sedar.com, Edgar at

8 Continuing operations do not include Amaya’s divested B2B businesses, which were classified as discontinued operations during the relevant financial periods. See the Q2 Financials and the related management’s discussion and analysis for the period ended June 30, 2015. All 2014 figures are presented on a pro forma basis, which assumes that the acquisition of Amaya’s B2C business occurred as of the first day of such financial period. The USD to CAD exchange rates used in the financial summary are as follows: Q2 2015 – 1.2294; YTD 2015 – 1.2352; Q2 2014 – 1.0902; and YTD 2014 – 1.0968.

9 Active as defined by the Corporation means a customer who played on one or both of the PokerStars and Full Tilt platforms (real- and play-money) during the quarter.

10 Unique as defined by the Corporation means a customer who played on only one of the platforms and excludes any duplicate counting.

www.sec.gov and Amaya’s website at www.amaya.com. Additional information relating to Amaya and its business may also be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

Conference Call and Webcast

Amaya will host a conference call and webcast presentation today, Thursday, August 13, 2015, at 8:30 a.m. ET to discuss its financial results and business highlights for the second quarter of 2015. David Baazov, Chairman and CEO of Amaya, will chair the call.

To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 92173455. To access the webcast presentation please use the following link: http://event.on24.com/r.htm?e=1027922&s=1&k=11D49E586699A8F4F1ED6CA3C1A5BB4D

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

$000’s except per share figures	Q2 2015	Q2 2014	YTD Q2 2015	YTD Q2 2014
Net Income from continuing operations	14,114	(8,042)	42,587	37,303
Financial expenses	47,940	27	113,382	(776)
Current income taxes	1,278	1	4,172	1
Deferred income taxes	10,579	(2,952)	8,112	(3,699)
Depreciation of property and equipment	2,471	286	4,422	615
Amortization of intangible assets	36,237	579	72,912	1,142
Amortization of deferred development costs	141	67	290	131
Stock-based compensation	6,171	781	9,597	1,535
Pro-forma B2C EBITDA	-	111,359	-	245,519
EBITDA	118,931	102,106	255,474	281,771
Termination of agreements	7,775	53	7,831	151
Non-recurring professional fees	1,604	-	4,401	-
Loss on disposal of assets	175	-	224	-
Gain (loss) on sale of subsidiary	-	1,720	-	(47,655)
Gain (loss) from investments	670	(1,107)	(3,682)	(1,008)
Acquisition-related costs	159	5,731	159	8,316
Impairment	1,587	-	1,587	-
Other one-time costs	7,273	718	13,480	1,567
Pro-forma B2C one-time costs	-	2,534	-	4,840
Adjusted EBITDA	138,174	111,755	279,474	247,982
Current income taxes	(1,278)	(1)	(4,171)	(1)
Depreciation and amortization (net of amortization of purchase price allocation intangibles)	(2,749)	(933)	(5,067)	(1,888)
Interest (net of interest accretion)	(48,073)	(446)	(99,865)	(1,147)
Pro-forma B2C current income taxes, depreciation, amortization, and interest	-	(50,720)	-	(106,067)
Adjusted net income	86,074	59,655	170,371	138,879
Diluted Shares as at June 30, 2015	200,394,577	200,394,577	200,394,577	200,394,577
Adjusted Net Earnings per Diluted Share	0.43	0.30	0.85	0.69

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; lengthy and variable sales cycle; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; changes in ownership of customers or consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended June 30, 2015, each available on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-US GAAP and Non-IFRS Measures

This news release contains non-U.S. GAAP and non-IFRS financial measures, specifically Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, Adjusted EBITDA, Adjusted EBITDA, and the pro-forma equivalents of such measures for comparative periods. These financial measures are commonly used to compare companies and management believes they are important measures in evaluating Amaya. However, they are not recognized measures under U.S. GAAP or IFRS and do not have standardized meanings prescribed by U.S. GAAP or IFRS. Therefore, it may not be comparable to similar measures presented by other companies. Investors are cautioned that this measure should not be construed as an alternative to comparable U.S. GAAP or IFRS measures determined in accordance with U.S. GAAP or IFRS.

B2C Business Historical Measures

All historical information and financial measures relating to Amaya’s B2C business prior to Amaya’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”) on August 1, 2014 presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR at www.sedar.com and Edgar at www.sec.gov, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014, the Corporation’s Business Acquisition Report, as amended and restated on July 27, 2015, and this release, including all financial information of the B2C business, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein and herein, any inaccuracy or omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com